Exhibit 4.38

EXCLUSIVE TECHNOLOGY CONSULTING AND SERVICE

FRAMEWORK AGREEMENT

THIS EXCLUSIVE TECHNOLOGY CONSULTING AND SERVICE FRAMEWORK AGREEMENT (the “Framework Agreement”) is made as of this 29th day of November, 2018 in Pudong New Area, Shanghai, the People’s Republic of China (the “PRC”) by and between:

Party A:	Shanghai Manyin Information Technology Co., Ltd.

Address: Floor 6, No. 20, Lane 999, Dangui Road, China (Shanghai) Pilot Free Trade Zone

Party B:	Shanghai Nianqiao Technology Co., Ltd.

Address: Room 202, Floor 2, Building 10, Lane 999, Dangui Road,, China (Shanghai) Pilot Free Trade Zone

(Party A and Party B are hereinafter collectively referred to as the “Parties” and individually a “Party”.)

WHEREAS:

(1)	Party A is a wholly foreign-owned enterprise duly established and validly existing within the PRC; Party A and its designated subsidiaries own the resources for technology consulting and service;

(2)	Party B is a limited liability company duly established within the PRC; and

(3)

Party A and its designated subsidiaries agree to provide Party B and its affiliates with, and Party B agrees to accept from Party A and its designated subsidiaries, technology consulting and services on terms of this Framework Agreement.

NOW, THEREFORE, on basis of friendly negotiation and principles of equality and mutual benefit, the Parties hereby agree as follows:

1.	Technology Consulting and Service

1.1

The Parties agree that Party A and its designated subsidiaries will provide Party B and its affiliates with relevant exclusive technology consulting and service on terms and conditions of this Framework Agreement, including but not limited to development, optimization, operation and maintenance of computer software, hardware and system, network security, technical support and technology transfer service. For purpose of this Framework Agreement, the term “affiliate” or “affiliates” in respect of Party B shall refer to those entities in which Party B owns 50% or more voting rights.

1.2

Party B agrees to accept such exclusive technology consulting and service to be rendered by Party A and its designated subsidiaries during the term of this Framework Agreement. Party B further agrees and warrants that, without Party A’s prior written consent, neither Party B nor any of its affiliates will accept any technology consulting or service in respect of the business scope involved herein from any third party (other than a third party designated by Party A) within the term of this Framework Agreement.

1.3

Party A and its designated subsidiaries shall be the sole and exclusive owner of any and all intellectual properties arising from the performance of this Framework Agreement (including but not limited to copyright, patent, know-how, trade secret, etc.), whether developed by Party A and/or its designated subsidiaries either independently or on basis of any intellectual property or proprietary technology or information provided by Party B and/or its affiliates, or by Party B and/or its affiliates on basis of any intellectual property or service of Party A and/or its designated subsidiaries. Party B warrants that neither itself nor any of its affiliates will claim any rights or interests in respect of such intellectual property against Party A and its designated subsidiaries. Party B further warrants that none of the intellectual properties or proprietary technology or information provided by it or any of its affiliates will infringe any third-party rights, otherwise Party B and its affiliates shall jointly and severally indemnify and hold Party A and its designated subsidiaries harmless from any loss arising therefrom or any liability for damages to be borne by Party A and its designated subsidiaries to any third party as a result thereof.

1.4

In view of the good cooperation relation between the Parties, Party B undertakes that, if Party B or any of its affiliates intends to enter into any business cooperation with a third party, which is identical or similar to the technology consulting service hereunder, it must obtain Party A’s prior written consent.

1.5

The Parties agree that, within the effective term of this Framework Agreement, Party A and its designated subsidiaries and Party B or any of its affiliates may, from time to time and on basis of its actual needs, enter into separate written agreement in respect of any specific matter, project or program that is subject to the technology consulting and service (the “Specific Agreement”). The Parties acknowledge that the Specific Agreement, once executed, shall constitute an integral part of this Framework Agreement. None of the Specific Agreements shall prejudice or impair the validity hereof or the respective rights and obligations of the Parties hereunder to any extent.

2.	Service Fee

2.1

The Parties agree that the fee for the technology consulting and service hereunder (the “Service Fee”) may be additionally determined in a Specific Agreement as per the technical difficulty and complexity of the specific matter, project and program requiring technology consulting and service, the time spent by Party A, its designated subsidiaries and its employees for rendering technology consulting and service, the specific scope and commercial value of technology consulting and service, the revenues generated by Party B and its affiliates as a result of such service, and other relevant factors.

2.2

Unless otherwise specified in a Specific Agreement, the amount of the Service Fee to be paid by Party B and/or its affiliates shall be subject to the amount shown on the billing statement of service fee issued by Party A and its designated subsidiaries. Party B and/or its affiliates shall pay the Service Fee to the bank account designated by Party A within ten (10) business days upon its receipt of such fee statement from Party A and its designated subsidiaries. Party B shall, within ten (10) business days from its remittance of relevant payment, send a photocopy of the remittance proof to Party A by facsimile or mail system. If Party B and/or any of its affiliates fails to pay the Service Fee and other expenses as specified in this Framework Agreement, Party B and/or such affiliate shall additionally pay penalty to Party A as per 0.05% of the unpaid sums per day.

2.3

Party A and its designated subsidiaries shall have the right to, at its own costs, designate its employee or a certified public accountant registered in the PRC or other countries (hereinafter referred to as “Party A’s Authorized Representative”) to check the accounts of Party B and/or its affiliates, so as to review the amount and calculation method of the Service Fee. For this purpose, Party B shall ensure that it will provide Party A’s Authorized Representative with the documents, accounts, records, data and other information required by him/her to enable Party A’s Authorized Representative to audit Party B’s accounts and determine the amount of the Service Fee. Unless there is a substantial error or mistake, the amount of the Service Fee shall be the sum determined by Party A’s Authorized Representative. Party A shall have the right to issue a bill to Party B at any time after an audit report is issued by Party A’s Authorized Representative, and request Party B and/or its affiliates to pay any Service Fee which is due and unpaid. Party B and/or its affiliates shall pay such bill within seven (7) business days following the receipt thereof.

2.4	Unless otherwise agreed by the Parties, the Service Fee to be paid by Party B and/or its affiliates hereunder to Party A and its designated subsidiaries shall not be deducted or offset for any reason.

2.5

In addition to the Service Fee, Party B and/or its affiliates shall also pay the out-of-pocket expenses incurred by Party A and its designated subsidiaries in connection with the provision of technology consulting and service hereunder, including but not limited to any and all costs and expenses in relation to travel, transportation, printing, and others.

2.6	All Service Fee to be paid by Party B and its affiliates to Party A and its designated subsidiaries shall be a sum net of taxes, banking charges and any other expenses.

3.	Representations and Warranties

3.1	Party A hereby represents and warrants that:

3.1.1	it is a wholly foreign-owned enterprise duly established and validly existing under the laws of the PRC;

3.1.2

it has full corporate power and authority to execute and deliver this Framework Agreement and all other documents in connection with the transaction contemplated hereunder, and to consummate the transaction contemplated hereunder; Party A has obtained all consents and approvals (if any) from third parties and governmental authorities; and the execution and performance of this Framework Agreement will not violate any laws or other restrictions applicable to it; and

3.1.3	this Framework Agreement, once executed, will constitute the legal, valid and binding obligations of Party A, enforceable against it in accordance with their respective terms.

3.2	Party B hereby represents and warrants that:

3.2.1	each of Party B and its affiliates is a limited liability company duly established and validly existing under the laws of the PRC;

3.2.2

it has full corporate power and authority to execute and deliver this Framework Agreement and all other documents in connection with the transaction contemplated hereunder, and to consummate the transaction contemplated hereunder; Party B has obtained all consents and approvals (if any) from third parties and governmental authorities; and the execution and performance of this Framework Agreement will not violate any laws or other restrictions applicable to it;

3.2.3	this Framework Agreement, once executed, will constitute the legal, valid and binding obligations of Party B, enforceable against it in accordance with their respective terms; and

3.2.4	each of the affiliates of Party B has expressly agreed to be bound by this Framework Agreement.

4.	Confidentiality

4.1

A Party shall keep (i) trade secrets, know-hows and client information of the other Party received or to which it have access to as a result of execution and performance of this Framework Agreement and (ii) client information and other non-public information jointly owned by it and the other Party (collectively, the “Confidential Information”) in confidence and use such Confidential Information for the sole purpose of the performance of this Framework Agreement. Without prior written consent of the disclosing Party, neither Party may disclose any Confidential Information to any third party, otherwise it shall be liable to the disclosing Party for breach of agreement and indemnify its losses.

4.2

Upon termination of this Framework Agreement, a Party shall return any and all documents, data or software containing any Confidential Information to the owner or disclosing Party of such Confidential Information, or, with the consent of such owner or disclosing Party, destroy it (including deleting any Confidential Information from any memory devices) or otherwise dispose it and cease to use such Confidential Information.

4.3

A Party shall take necessary measures to disclose the Confidential Information only to the respective employees, agents or professional advisors of Party B and/or its affiliates on a need-to-know basis, and cause such employees, agents or professional advisors of Party B and/or its affiliates to comply with the confidentiality obligations hereunder. Party A shall execute specific confidentiality agreements with the respective employees, agents or professional advisors of Party B and/or its affiliates.

4.4	The above restrictions shall not apply to the information which:

4.2.1	is generally available to the public at the time of disclosure;

4.2.2	becomes generally available to the public after disclosure not due to a fault on the part of the receiving Party of the Confidential Information;

4.2.3

has been in the possession of the receiving Party of the Confidential Information prior to the disclosure and was not obtained directly or indirectly from the disclosing Party, both of which can be proved by the receiving Party; or

4.2.4

is required to be disclosed by the receiving Party of the Confidential Information to the relevant governmental authority, stock exchange and other organizations under applicable laws, or to its legal or financial advisor under the normal business needs of the receiving Party.

4.5	The Parties agree that this Clause shall survive from any amendment, termination or expiration of this Framework Agreement.

5.	Liability for Breach of Agreement

5.1

If a Party hereto breaches this Framework Agreement or any of its representations or warranties hereunder, the non-breaching Party may by written notice request the breaching Party to cure such breach within ten (10) days upon receipt of such notice, take corresponding measures to avoid the occurrence of any damage, and to continue to perform this Framework Agreement. In the case of any damage arising from such breach, the breach Party shall indemnify the non-breaching Party to cause the non-breaching Party to obtain all the benefits it would have obtained had the Framework Agreement been duly performed.

5.2

If the breaching Party fails to cure its breach within ten (10) days upon receipt of the notice as set out in above Clause 5.1, the non-breaching Party shall have the right to request the breaching Party to indemnify any expenses, liabilities or losses incurred by the non-breaching Party as a result of such breach (including but not limited to loss of interests and attorney’s fee).

5.3

The breaching Party shall indemnify the non-breaching Party against any expenses, liabilities or losses (including but not limited to any loss on company profit) suffered by other Parties hereto as a result of the breach of this Framework Agreement by the breaching Party’s breach of this Framework Agreement (including but not limited to interests and attorney’s fees paid or lost due to such breach). The aggregate amount to be paid under such indemnity shall be equal to the amount of the losses arising from such breach, and such indemnity shall include the benefits the non-breaching Party would have obtained had this Framework Agreement been duly performed by the Parties; provided that such indemnity shall not exceed the possible loss reasonably expected by the Parties to occur due to a breach hereof at the time of execution of this Framework Agreement.

5.4

Party B shall be solely liable for any claim made by any third party arising from Party B’s failure to conduct its business as instructed by Party A, its improper use of Party A’s intellectual property, or any improper technical operations by Party B. If Party B is aware of any unauthorized use of Party A’s intellectual property by a third party, Party B shall immediately notify Party A thereof and cooperate in any act that may be taken by Party A.

5.5	If both Parties hereto are in breach of this Framework Agreement, the amount of indemnity payable by each Party shall be determined on basis of the severity of their respective breach.

6.	Effectiveness, Performance and Term

6.1	This Framework Agreement shall be executed and come into effect on the day first above written.

6.2

Except for early termination by Party A or its designated subsidiaries, this Framework Agreement shall be valid for thirty (30) years commencing from the execution date hereof. If Party A requests in writing prior to the expiration of this Framework Agreement, the Parties shall extend the valid term hereof as per Party A’s request.

7.	Termination

7.1

Within the valid term hereof, Party B shall not terminate this Framework Agreement before its expiration. If Party B terminates this Framework Agreement without reason, it shall indemnify Party A for all losses arising therefrom and immediately pay Party A the Service Fee for services already completed as of such termination. Party A shall have the right to terminate this Framework Agreement at any time by 30-day prior written notice to Party B without any liability. If Party A terminates this Framework Agreement before its expiration due to a breach of agreement by Party B, Party B shall indemnify Party A for all losses arising therefrom and immediately pay Party A the Service Fee for services already completed as of such termination.

7.2	This Framework Agreement may be terminated by the Parties upon mutual agreement.

7.3	Upon termination of this Framework Agreement, the rights and obligations of the Parties under Clauses 4 and 5 shall survive.

8.	Dispute Resolution

8.1

In the case of any dispute arising between the Parties in respect of the interpretation or performance hereof, the Parties shall resolve such dispute through friendly negotiation. If no agreement can be reached through such negotiation, either Party may submit the dispute to Shanghai International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules then in effect. The arbitration shall be conducted in Shanghai and the arbitration proceeding shall be in Chinese. The arbitration award shall be final and binding on the Parties. This Clause shall survive from any termination or rescinding of this Framework Agreement.

8.2	Except for the matters in dispute, the Parties shall continue to perform their respective obligations hereunder in good faith pursuant to terms of this Framework Agreement.

9.	Force Majeure

9.1

A “Force Majeure Event” means any event that is beyond the reasonable control of a Party and cannot be avoided even with the reasonable care of the affected Party, including but not limited to any government act, acts of God, fire, explosion, storm, flood, earthquake, tide, lightning or war; provided, however, that any insufficiency credit, capital or financing shall not be deemed as an event beyond the reasonable control of a Party. A Party seeking to be exempted from the performance of any of its obligations hereunder by virtue of a Force Majeure Event shall as soon as possible notify the other Party of such event and as the steps to be taken for completion of its performance.

9.2

If the performance of this Framework Agreement is delayed or hindered due to a Force Majeure Event defined above, the affected Party shall be excused from any liability hereunder to the extent so delayed or hindered by such event. The affected Party shall take appropriate measures to mitigate or eliminate the effects of the Force Majeure Event and make efforts to resume the performance of the obligations so delayed or hindered. Once the Force Majeure Event ends, the Parties agree to make their best efforts to resume the performance of this Framework Agreement.

10.	Notice

10.1

Any notices given by the Parties for exercise of their rights and performance of their obligations hereunder shall be made in writing and shall be delivered by person or sent by registered mail, postage-prepaid mail, recognized courier service or facsimile to the following addresses of relevant Party or Parties:

If to Party A:

Shanghai Manyin Information Technology Co., Ltd.

Domicile: Building 6, No. 20, Lane 999, Dangui Road,

                 China (Shanghai) Pilot Free Trade Zone

If to Party B:

Shanghai Nianqiao Technology Co., Ltd.

Domicile: Room 202, Floor 2, Building 10, Lane 999 Dangui Road,

                 China (Shanghai) Pilot Free Trade Zone

10.2	A notice and other correspondence shall be deemed to have been duly served:

10.2.1	on the date shown on the transmission report if sent by facsimile, or on the next business day if the facsimile arrives later than 5:00 pm or on a non-business day of the place of arrival;

10.2.2	if sent by personal delivery (including courier service), on the day when the receipt thereof has been duly signed for;

10.2.3	on the fifteenth (15th) day after the date shown on the acknowledgement of receipt if sent by a registered mail.

11.	Assignment

Without Party A and its designated subsidiaries’ prior written consent, Party B shall not transfer or assign any of its rights and interests hereunder to any third party. Party A and its designated subsidiaries may, without Party B’s consent, transfer or assign its rights and obligations hereunder to any of its affiliates, provided that a notice shall be sent to Party B in respect of such transfer or assignment. For purpose of this Framework Agreement, the “affiliates” referred in the preceding sentence shall mean any third-party entity controlling, controlled by or under common control with Party A. For purpose of this Clause, the term “control” shall mean the power of an entity to directly or indirectly decides and/or influence the operation and management of another entity, whether by ownership of equity interests in or contractual arrangement with such controlled entity.

12.	Severability

If any term of this Framework Agreement becomes invalid or unenforceable due to violation of any applicable laws, such term shall be invalid or unenforceable only to the extent governed by such laws, and the validity and enforceability of other terms of this Framework Agreement shall not be affected.

13.	Amendment and Supplement

The Parties shall amend and supplement this Framework Agreement in writing. Any amendment and supplement to this Framework Agreement duly signed by the Parties shall form a part of this Framework Agreement and shall have the same legal effect as that hereof.

14.	Governing Law

The execution, validity, performance and interpretation of and resolution of dispute under this Framework Agreement shall be governed by and construed in accordance with the laws of the PRC.

15.	Counterpart

This Framework Agreement is made in Chinese and shall be executed in two (2) counterparts. Each Party shall respectively hold one (1) counterpart hereof.

(THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the Parties have cause their respective duly authorized representatives to sign this Framework Agreement as of the date first above written.

Party A: Shanghai Manyin Information Technology Co., Ltd. (Seal)

/s/ GU Yafen

Legal or Authorized Representative:

/s/ Seal of Shanghai Manyin Information Technology Co., Ltd.

Party B: Shanghai Nianqiao Technology Co., Ltd. (Seal)

/s/ GU Zhouhao

Legal or Authorized Representative:

/s/ Seal of Shanghai Nianqiao Technology Co., Ltd.